

Mail Stop 7010   June 12, 2008

Qin Long
Chief Executive Officer
Rub A Dub Soap, Inc.
No. 177 Chengyang Section
308 National Highway
Danshan Industrial Area
Qingdao, China 266109

> **Re:** **Rub A Dub Soap, Inc.**
> **Amendment No. 1 to Preliminary Information Statement**
> **On Schedule 14C**
> **Filed May 1, 2008**
> **File No. 000-52142**

Dear Mr. Long:

We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to the undersigned at (202) 551-3235.

Sincerely,

Jessica S. Kane
Staff Attorney

cc: Scott Kline, Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        101 Second Street, Suite 1800
        San Francisco, California 94105